Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Parkway Properties, Inc. 2006 Employee Stock Purchase Plan of our reports dated March 14, 2006, with respect to the consolidated financial statements and schedules of Parkway Properties, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2005, Parkway Properties, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Parkway Properties Inc., filed with the Securities and Exchange Commission.

Ernst & Young LLP

New Orleans, Louisiana
May 10, 2006